SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [Brazilian National Taxpayer Registry] 07.526.557/0001-00	CNPJ [Brazilian National Taxpayer Registry] 02.808.708/0001-07
NIRE [Corporate Registry Identification Number] 35.300.368.941	NIRE [Corporate Registry Identification Number] 35.300.157.770

MATERIAL FACT NOTICE

The managements of Ambev S.A. (“Ambev”) and of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), in the context of the corporate reorganization which resulted in the merger of all shares issued by Companhia de Bebidas into the asset base of Ambev, as approved by the shareholders of both companies on July 30, 2013 (the “Stock Swap Merger”), and in addition to the information disclosed by Ambev in the Material Fact Notice released on October 31, 2013, hereby inform the following:

The shares and American Depositary Receipts (“ADRs”) issued by Ambev will begin trading on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and the New York Stock Exchange (“NYSE”), respectively, on November 11, 2013. The shares and ADRs issued by Companhia de Bebidas will cease all trading activities on those stock exchanges on the close of business of November 8, 2013 (“Final Date”).

Considering that (i) as a result of the Stock Swap Merger, Companhia de Bebidas became a wholly owned subsidiary of Ambev; and (ii) after the Final Date, the shares and ADRs of Companhia de Bebidas will no longer trade, Companhia de Bebidas will seek its delisting from the BM&FBOVESPA and the NYSE.

São Paulo, November 1, 2013.

Ambev S.A.	Companhia de Bebidas das Américas – Ambev
/s/Nelson José Jamel Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer